UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On July 31, 2018, the Credit Suisse Financial Report 2Q18 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the section entitled “Differences between Group and Bank” and any exhibits hereto or information contained therein which relate exclusively to Credit Suisse AG or the Bank shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2017 (Credit Suisse 2017 20-F) filed with the SEC on March 23, 2018, the Group’s financial report for the first quarter of 2018 (Credit Suisse Financial Report 1Q18), filed with the SEC on Form 6-K on May 3, 2018, and the Group’s financial report for the second quarter of 2018 (Credit Suisse Financial Report 2Q18), filed with the SEC as Exhibit 99.1 hereto.
The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2017 20-F, and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2018 (6M18) compared to the six months ended June 30, 2017 (6M17) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2018. The Credit Suisse Financial Report 2Q18, filed as Exhibit 99.1 hereto, includes unaudited financial statements for 6M18 and 6M17.
Credit Suisse includes the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
6M18 (CHF million)
Net revenues	2,850	2,747	1,905	2,972	1,172	(36)	11,610	(379)	11,231
Provision for credit losses	69	4	17	16	16	0	122	(1)	121
Compensation and benefits	972	1,152	801	1,212	683	129	4,949	136	5,085
Total other operating expenses	693	674	636	1,301	304	48	3,656	263	3,919
of which restructuring expenses	55	54	26	98	61	1	295	24	319
Total operating expenses	1,665	1,826	1,437	2,513	987	177	8,605	399	9,004
Income/(loss) before taxes	1,116	917	451	443	169	(213)	2,883	(777)	2,106
Income tax expense									760
Net income									1,346
Net loss attributable to noncontrolling interests									5
Net income attributable to shareholders									1,341
6M17 (CHF million)
Net revenues	2,759	2,485	1,729	3,126	1,117	3	11,219	(480)	10,739
Provision for credit losses	46	10	3	17	19	3	98	37	135
Compensation and benefits	980	1,144	811	1,319	651	213	5,118	182	5,300
Total other operating expenses	827	675	580	1,216	220	131	3,649	403	4,052
of which restructuring expenses	48	43	30	52	12	3	188	18	206
Total operating expenses	1,807	1,819	1,391	2,535	871	344	8,767	585	9,352
Income/(loss) before taxes	906	656	335	574	227	(344)	2,354	(1,102)	1,252
Income tax expense									354
Net income									898
Net loss attributable to noncontrolling interests									(1)
Net income attributable to shareholders									899

Results summary
In 6M18, Credit Suisse reported net income attributable to shareholders of CHF 1,341 million compared to CHF 899 million in 6M17.
In 2018, the US GAAP accounting standard pertaining to revenue recognition was adopted. In 6M18, both net revenues and operating expenses increased CHF 36 million in Investment Banking & Capital Markets and CHF 15 million in Global Markets and decreased CHF 13 million in Asia Pacific.
Net revenues of CHF 11,231 million increased 5% compared to 6M17, primarily reflecting higher net revenues in International Wealth Management, Asia Pacific and Swiss Universal Bank and lower negative net revenues in the Strategic Resolution Unit, partially offset by lower net revenues in Global Markets.
Provision for credit losses of CHF 121 million primarily reflected net provisions of CHF 69 million in Swiss Universal Bank, CHF 17 million in Asia Pacific, CHF 16 million in Global Markets and CHF 16 million in Investment Banking & Capital Markets. The net decrease in provision for credit losses of CHF 14 million from CHF 135 million in 6M17 was mainly related to a decrease of CHF 38 million in the Strategic Resolution Unit, partially offset by increases of CHF 23 million in Swiss Universal Banking and CHF 14 million in Asia Pacific.
Total operating expenses of CHF 9,004 million decreased 4% compared to 6M17, primarily reflecting lower compensation and benefits, mainly due to lower discretionary compensation expenses, and lower general and administrative expenses, mainly due to lower professional services fees, partially offset by higher restructuring expenses.
We incurred CHF 319 million of restructuring expenses in 6M18 in connection with our strategy, of which CHF 188 million were compensation and benefits-related expenses.
Income tax expense of CHF 760 million recorded in 6M18 mainly reflected the impact of the ongoing re-assessment of the estimated annual effective tax rate, including the impact of the geographical mix of results, and the impact of a deferred tax asset re-assessment in Switzerland, partially offset by the impact of tax benefits on the resolution of a tax litigation matter. Overall, net deferred tax assets decreased CHF 504 million to CHF 4,624 million as of the end of 6M18 compared to the end of 2017, mainly driven by earnings, own credit valuation movements, pension impacts and the Swiss deferred tax asset re-assessment, partially offset by a foreign exchange impact. Deferred tax assets on net operating losses decreased CHF 415 million to CHF 1,798 million during 6M18. The Credit Suisse effective tax rate was 36.1% in 6M18, compared to 28.3% in 6M17.
Segment results
In 6M18, Swiss Universal Bank reported income before taxes of CHF 1,116 million and net revenues of CHF 2,850 million. Compared to 6M17, net revenues were slightly higher, mainly due to higher recurring commissions and fees, a gain of CHF 37 million on the sale of our investment in Euroclear reflected in other revenues and slightly higher net interest income while transaction-based revenues were stable.
Net revenues in Private Clients increased 5% compared to 6M17, mainly driven by higher net interest income, a gain of CHF 19 million on the sale of our investment in Euroclear reflected in other revenues and increased recurring commissions and fees while transaction-based revenues were stable. Net interest income increased 5% compared to 6M17 with slightly higher loan margins on slightly higher average loan volumes and higher deposit margins on higher average deposit volumes. Recurring commissions and fees were 5% higher, with increased discretionary mandate management fees and higher investment advisory fees, partially offset by slightly lower banking services fees. Transaction-based revenues were stable, primarily reflecting higher fees from foreign exchange client business, offset by a gain from the sale of an investment in 6M17.
Net revenues in Corporate & Institutional Clients were stable compared to 6M17, primarily reflecting higher recurring commissions and fees and a gain of CHF 18 million on the sale of our investment in Euroclear reflected in other revenues, offset by slightly lower net interest income and slightly lower transaction-based revenues. Recurring commissions and fees were 7% higher, primarily reflecting increased wealth structuring solution fees. Net interest income was slightly lower with slightly higher loan margins on stable average loan volumes and higher deposit margins on lower average deposit volumes. Transaction-based revenues decreased slightly, primarily due to lower brokerage and product issuing fees and our profit share on the sale of an investment in 6M17, partially offset by higher fees from foreign exchange client business and increased revenues from International Trading Solutions (ITS).
In 6M18, we recorded a provision for credit losses of CHF 69 million compared to CHF 46 million recorded in 6M17.
Total operating expenses decreased 8% compared to 6M17 mainly due to lower general and administrative expenses and lower commission expenses while compensation and benefits were stable.

In 6M18, International Wealth Management reported income before taxes of CHF 917 million and net revenues of CHF 2,747 million. Net revenues increased 11% compared to 6M17, reflecting higher revenues across all revenue categories.
Net revenues in Private Banking increased 12% compared to 6M17, reflecting higher revenues across all revenue categories. Transaction- and performance-based revenues increased 16%, mainly driven by higher brokerage and product issuing fees including higher levels of structured product issuances, higher fees from foreign exchange client business and increased revenues from ITS. Higher client activity was supported by the capabilities of ITS in providing proactive advice in a more volatile environment. Net interest income increased 11%, reflecting lower loan and higher deposit margins on higher average loan and deposit volumes. Other revenues increased due to the gain on the sale of our investment in Euroclear of CHF 37 million. Recurring commissions and fees increased 5%, primarily driven by higher investment product management fees.
Net revenues in Asset Management were 5% higher compared to 6M17, as an increase in management fees was partially offset by decreased performance and placement revenues. Management fees increased 10% and included the impact of higher average assets under management. Performance and placement revenues decreased 13% primarily from lower placement fees. Investment and partnership income decreased slightly, mainly driven by a decrease in revenues from the systematic market making business, partially offset by higher private equity income.
In 6M18, we recorded a provision for credit losses of CHF 4 million compared to CHF 10 million recorded in 6M17.
Total operating expenses were stable compared to 6M17, with higher restructuring expenses of CHF 54 million in 6M18 compared to CHF 43 million in 6M17 offset by slightly lower general and administrative expenses.
In 6M18, Asia Pacific reported income before taxes of CHF 451 million and net revenues of CHF 1,905 million. Compared to 6M17, net revenues increased 10%, primarily driven by higher revenues in both our Markets and Wealth Management & Connected businesses.
Net revenues in our Wealth Management & Connected business increased 7% compared to 6M17, mainly reflecting increases in recurring commissions and fees, advisory, underwriting and financing revenues and transaction-based revenues, partially offset by a decrease in net interest income. The increase in recurring commissions and fees was mainly due to increased revenues from the majority of our core products, including higher investment product management fees, discretionary mandate management fees and wealth structuring solutions fees. The increase in advisory, underwriting and financing revenues was mainly due to higher equity underwriting revenues and higher fees from M&A transactions, partially offset by lower financing and debt underwriting revenues. Financing revenues in 6M18 included a negative net fair value impact of CHF 12 million from an impaired loan portfolio in recovery management and a negative net fair value impact of CHF 11 million from a retained equity position following an IPO in 4Q17, compared to a positive net fair value impact of CHF 43 million from an impaired loan portfolio in recovery management and additional revenues related to the recovery of interest payments on a portfolio of previously impaired loans in 6M17. The increase in transaction-based revenues primarily reflected higher brokerage and product issuing fees. The decrease in net interest income reflected lower treasury revenues, partially offset by slightly higher loan margins on higher average loan volumes and higher average deposit volumes.
Net revenues in our Markets business increased 17% compared to 6M17, due to higher equity and fixed income sales and trading revenues. Equity sales and trading revenues increased mainly due to higher revenues from increased client activity in prime services. Fixed income sales and trading revenues increased primarily driven by higher revenues from structured products and foreign exchange products.
In 6M18, we recorded a provision for credit losses of CHF 17 million compared to CHF 3 million recorded in 6M17.
Total operating expenses increased slightly compared to 6M17, mainly reflecting higher general and administrative expenses, primarily driven by higher litigation provisions in our Wealth Management & Connected business, largely offset by lower compensation and benefits, lower commission expenses and lower restructuring expenses. Litigation provisions mainly related to the US Department of Justice and US Securities and Exchange Commission investigations regarding our hiring practices in the Asia Pacific region between 2007 and 2013, which have now been resolved.
In 6M18, Global Markets reported income before taxes of CHF 443 million and net revenues of CHF 2,972 million. Net revenues decreased 5% compared to 6M17, reflecting lower client activity across cash equities and securitized products partially offset by strong performance in our ITS franchise.
Revenues from fixed income sales and trading of CHF 1,663 million were stable compared to 6M17, including higher macro products and global credit products revenues and lower securitized products revenues and emerging markets revenues. Global credit products revenues were higher, reflecting increased leveraged finance and investment grade trading activity. Macro products revenues increased due to improved performance in our foreign exchange business partially offset by lower US rates revenues. These gains were offset by lower securitized products revenues compared to a strong prior year reflecting lower non-agency and agency trading. Despite this we saw continued momentum in our asset finance business. In addition, emerging markets revenues decreased reflecting lower trading revenues in Brazil partially offset by higher financing and structured credit revenues in EMEA and Latin America.
Revenues from equity sales and trading of CHF 979 million were stable compared to 6M17, as significantly higher equity derivatives revenues were offset by lower cash equities results. Equity derivatives revenues significantly increased across all products due to higher client activity and increased volatility. Prime services revenues increased slightly, reflecting higher commissions in listed derivatives and improved prime brokerage revenues. These gains were offset by lower cash equities revenues reflecting reduced secondary trading revenues.
Revenues from underwriting of CHF 537 million declined 4% compared to 6M17, reflecting increased market volatility which negatively impacted issuance volumes particularly in debt underwriting. Debt underwriting revenues decreased due to lower investment grade and leveraged finance issuance activity. This was partially offset by higher equity underwriting revenues.
In 6M18, we recorded a provision for credit losses of CHF 16 million compared to CHF 17 million recorded in 6M17.
Total operating expenses were stable compared to 6M17, as lower compensation and benefits were mostly offset by higher restructuring costs and general and administrative expenses. Total operating expenses included CHF 98 million in restructuring expenses in 6M18.
In 6M18, Investment Banking & Capital Markets reported income before taxes of CHF 169 million, a decrease of 26% compared to 6M17. Net revenues of CHF 1,172 million increased 5% compared to 6M17, primarily due to higher advisory and other fees partially offset by lower debt underwriting revenues. Compared to 6M17, advisory and other fees of CHF 437 million increased 14% mainly reflecting higher revenues from completed M&A transactions. Revenues from debt underwriting of CHF 528 million decreased 4% driven by lower leveraged finance and debt capital markets partially offset by higher derivatives financing revenues. Equity underwriting revenues of CHF 208 million were stable as an increase in IPO issuances and equity derivatives were offset by a decrease in follow-on and rights offerings.
In 6M18, we recorded a provision for credit losses of CHF 16 million compared to CHF 19 million recorded in 6M17.
Total operating expenses increased 13% compared to 6M17, primarily reflecting an increase in restructuring costs, general and administrative expenses and compensation and benefits. The increase in general and administrative expenses reflected higher costs due to the adoption of the new revenue recognition accounting standard.
In 6M18, the Strategic Resolution Unit reported a loss before taxes of CHF 777 million, an improvement of 29% compared to 6M17. Negative net revenues of CHF 379 million decreased 21% compared to 6M17, primarily driven by lower overall funding costs, partially offset by lower fee based revenues as a result of accelerated business exits and by higher negative valuation adjustments in our legacy investment banking portfolio.
Total operating expenses decreased 32% compared to 6M17, mainly driven by lower general and administrative expenses due to an overall smaller footprint and lower compensation and benefits, primarily as a result of various cost reduction initiatives, including the transfer of our US private banking business.
Corporate Center reported a loss before taxes of CHF 213 million in 6M18 compared to a loss before taxes of CHF 344 million in 6M17. Negative net revenues of CHF 36 million decreased CHF 39 million compared to net revenues of CHF 3 million in 6M17, reflecting increased negative treasury results, partially offset by higher other revenues. Negative treasury results of CHF 114 million in 6M18 primarily reflected negative revenues of CHF 196 million relating to funding activities, partially offset by gains of CHF 71 million with respect to structured notes volatility and gains of CHF 23 million relating to hedging volatility. In 6M17, negative treasury results of CHF 61 million mainly reflected negative revenues of CHF 99 million relating to funding activities and losses of CHF 62 million relating to fair-valued money market instruments, partially offset by gains of CHF 115 million with respect to structured notes volatility. Other revenues of CHF 78 million increased CHF 14 million compared to 6M17, mainly reflecting the elimination of losses from trading in own shares.
Total operating expenses decreased 49% compared to 6M17, mainly reflecting lower general and administrative expenses, primarily due to a net positive impact of corporate function allocations and reduced expenses relating to the continued evolution of our legal entity structure, and lower compensation and benefits, mainly relating to lower deferred compensation expenses from prior-year awards and lower retention award expenses.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse results. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to (i) financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital; and (ii) hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
For further information on the differences between the Group and the Bank, refer to “Note 33 – Subsidiary guarantee information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	2Q18	2Q17	2Q18	2Q17	6M18	6M17	6M18	6M17
Statements of operations (CHF million)
Net revenues	5,611	5,218	5,595	5,205	11,196	10,740	11,231	10,739
Total operating expenses	4,561	4,607	4,470	4,541	9,188	9,453	9,004	9,352
Income before taxes	977	529	1,052	582	1,887	1,152	2,106	1,252
Net income	647	240	654	306	1,258	766	1,346	898
Net income attributable to shareholders	638	240	647	303	1,249	768	1,341	899
Comparison of consolidated balance sheets
	Bank		Group
end of	2Q18	4Q17	2Q18	4Q17
Balance sheet statistics (CHF million)
Total assets	800,628	798,372	798,158	796,289
Total liabilities	755,546	754,822	754,549	754,100

Capitalization and indebtedness
	Bank		Group
end of	2Q18	4Q17	2Q18	4Q17
Capitalization and indebtedness (CHF million)
Due to banks	17,452	15,411	17,459	15,413
Customer deposits	368,839	362,303	367,408	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,886	26,496	19,886	26,496
Long-term debt	165,110	172,042	165,961	173,032
Other liabilities	184,259	178,570	183,835	177,997
Total liabilities	755,546	754,822	754,549	754,100
Total equity	45,082	43,550	43,609	42,189
Total capitalization and indebtedness	800,628	798,372	798,158	796,289
BIS capital metrics
	Bank		Group
end of	2Q18	4Q17	2Q18	4Q17
Capital and risk-weighted assets (CHF million)
CET1 capital	38,354	38,433	35,533	36,711
Tier 1 capital	52,960	52,378	51,019	51,482
Total eligible capital	57,815	57,592	55,874	56,696
Risk-weighted assets	279,008	272,720	277,125	272,815
Capital ratios (%)
CET1 ratio	13.7	14.1	12.8	13.5
Tier 1 ratio	19.0	19.2	18.4	18.9
Total capital ratio	20.7	21.1	20.2	20.8
Condensed consolidated financial statements
Group
Refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q18 and Credit Suisse Financial Report 2Q18.
Bank
The Bank’s condensed consolidated financial statements – unaudited as of and for the six months ended June 30, 2018 and 2017 are attached as Exhibit 99.2 to this Form 6-K.

Exhibits
No. Description
12.1 Ratio of earnings to fixed charges (Group)
12.2 Ratio of earnings to fixed charges (Bank)
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
23.2 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse AG)
99.1 Credit Suisse Financial Report 2Q18
99.2 Credit Suisse (Bank) Financial Statements 6M18
101.1 Interactive data files (XBRL-related documents) (Group and Bank)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: July 31, 2018
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer